September 15, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Thompson, Tony Watson, Jacqueline Kaufman and Mara Ransom

Re:	Consolidated Edison, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

Definitive Proxy Statement filed on Schedule 14A

Filed April 8, 2014

File No. 1-14514

Consolidated Edison of New York, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 1-1217

Ladies and Gentlemen:

On September 2, 2014, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filings. Our responses are provided below following the Division’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 65

1.	Comment: Please note that the comments below are applicable to both Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. To the extent our comments are applicable to both entities; please address the comments for both entities in your response.

Response: Our responses to your comments below apply to both Consolidated Edison, Inc. (Con Edison) and Consolidated Edison Company of New York, Inc. (CECONY, together with Con Edison, the Companies).

Consolidated Statements of Cash Flow, page 71

2.	Comment: Please show us how you determined the change in pensions and retirement benefits obligations.

Response: As shown on the following table, the change in the “pensions and retirement benefit obligations” shown each year in the Companies’ consolidated statements of cash flows was comprised of the changes in the Companies’ noncurrent liabilities and regulatory assets related to pensions and retiree benefits less the amount of pensions and retiree benefits contributions (which are shown separately in the next line in the consolidated statements of cash flows). In future filings, the Companies will change the caption of the subject line in the consolidated statements of cash flows to “Pension and retiree benefits obligations (net)” and will continue to show “Pensions and retiree benefits contributions” as a separate line item.

	Con Edison			CECONY
(Millions of Dollars)	2013	2012	2011	2013	2012	2011
Noncurrent liabilities
Pensions and retiree benefits	$(2,951)	$(157)	$1,548	$(2,767)	$(117)	$1,437
Regulatory assets
Unrecognized pension and other postretirement costs	2,947	175	(1,481)	2,797	147	(1,402)
Pension and other postretirement benefits deferrals	(54)	15	(60)	(57)	3	(67)

Sub-total	(58)	33	7	(27)	33	(32)
Less: Pensions and retiree benefits contributions	(887)	(870)	(628)	(830)	(804)	(576)

Pensions and retiree benefits obligations (net)	$829	$903	$635	$803	$837	$544

Note B – Regulatory Matters, page 92

3.	Comment: Please disclose the remaining recovery period of regulatory assets for which cash outflows have not been made or tell us why such disclosure is not required by ASC 980-340-50-1.

Response: ASC 980-340-50-1 requires disclosure of the remaining recovery period of regulatory assets if such recovery is provided without a return on investment during the recovery period. Recovery periods for regulatory assets are typically established by state utility regulators after the cash outflow for a cost is made and the utility submits a request to the regulator to amortize the cost over a specified period of time for rate-making purposes. The Companies have regulatory assets for which cash outflows have been made, for which the Companies are receiving or being credited with a return during the recovery period. The Companies also have regulatory assets for which cash outflows have not been made for which the Companies are not receiving or being credited with a return and where no recovery periods have been established by the state utility regulators (and therefore there are no such periods to disclose). The Companies’ regulatory assets for which cash outflows have not been made are for liabilities that are required to be accrued under generally accepted accounting principles and for which regulation provides assurance of future recovery from customers of the future cash outflow required to settle the liability. Examples of such regulatory assets in the Companies’ financial statements are regulatory assets for unrecognized pension and other postretirement costs, future income tax and environmental remediation costs.

Note G – Environmental Matters, page 114

Asbestos Proceedings, page 115

4.	Comment: Please tell us if there is reasonable possibility that an exposure to loss exists in excess of the amount accrued. If so, please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or that such an estimate cannot be made in accordance with ASC 450-20-50-4. In addition, if there is reasonable possibility that an exposure to loss exists in excess of the amount accrued for the Manhattan Steam Main Rupture disclosed in Note H, please provide the disclosure required by ASC 450-20-50-4.

Response: In the Companies’ estimation, there is not a reasonable possibility that an exposure to loss exists for either the asbestos proceedings and the Manhattan Steam Main Rupture that is materially in excess of the amounts accrued. In future filings, the Companies will, as appropriate under the circumstances at the time of filing, either disclose that in the Companies’ estimation there is not such a reasonable possibility or, if the Companies’ determine there is such a reasonable possibility, disclose an estimate of the possible loss or range of loss in excess of amounts accrued or that such an estimate cannot be made.

Note N – Financial Information by Business Segment, page 124

5.	Comment: We note that the amounts of income tax expense do not agree to the amounts of income tax expense disclosed on the face of the consolidated income statements. Please advise.

Response: Income tax expenses shown in the segment financial information table in Note N are income taxes on operating income. Income tax expenses shown on the face of the consolidated income statements are income taxes on all income. In future filings, the Companies will change the caption on the table column from “Income tax expense” to “Income taxes on operating income.”

Definitive Proxy Statement filed on Schedule 14A

C. Annual Incentive Compensation, page 41

(ii) Potential Awards, page 41

6.	Comment: We note your statement that “Con Edison of New York’s “other financial performance” component is allocated 10 percent for capital budget performance and 10 percent for operating budget performance, subject to a 25 percent upward or downward adjustment based on certain performance criteria.” In future filings, please elaborate on the “certain performance criteria” you utilize.

Response: In future filings, when “other financial performance” is subject to adjustment based on “certain performance criteria” we will elaborate by adding text comparable to the underlined text shown below:

The “other financial performance” component, reflecting the responsibilities of the Named Executive Officer and accounting for 20 percent of each Named Executive Officer’s potential annual incentive award, as shown on the “Achievement of 2013 Financial and Operating Objectives” table on pages 45 to 46, was comprised of one or more of the Con Edison of New York and Orange & Rockland budgets, or objectives for the competitive energy businesses relating to operations and maintenance expense, capital expenditures, dividend payout and value at risk exposure. Con Edison of New York’s “other financial performance” component is allocated 10 percent for capital budget performance and 10 percent for operating budget performance, subject to a 25 percent upward or downward adjustment based on certain performance criteria that are pre-established performance targets for [25] specific capital projects and [12] specific operating and maintenance programs. The performance targets for the capital projects consist of completion milestones and cost, and, for the operating and maintenance programs, the number of units completed and cost per unit.

(iv) Operating Objectives, page 44

7.	Comment: In future filings please enhance your disclosure to explain how you determine whether the specific targets associated with the operating objectives have been met. In doing so, please describe the extent to which each operating objective is objective or subjective and, if the former, please disclose targets and actual results for the objective. In this regard, we note your indication that each of the operating metrics includes specific “pre-established, targets.” Please also explain whether and how each of the operating objectives is weighted. Tell us what this disclosure will look like in future filings.

Response: In future filings, we will enhance our disclosure to explain that the Management Development and Compensation Committee (the “Committee”) of the Board makes objective determinations as to whether the specific targets associated with the operating objectives have been met. Operating objectives used in the past have been weighted equally. Our disclosure for future years will include (i) specific operating objectives; (ii) the relative weighting of each of these operating objectives; (iii) the pre-established target for each of these operating objectives; and (iv) the actual results for each of these operating objectives. We will provide the disclosure in tabular format comparable to the following table (with the bracketed categories shown below replaced with specific operating objectives, as applicable):

Operating Objective[1]	20xy Target	20xy Actual
[Customer performance]
[Safety performance]
[Environmental performance]
[Electric system performance]
[Gas system performance]
[Steam system performance]
[Employee development performance]
1 Operating objectives are weighted [equally].

Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and
Chief Financial Officer